March 13, 2014

William H. Thompson, Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, DC  20549-0404

RE:	Village Super Market, Inc.
Form 10-K for the Fiscal year Ended July 27, 2013
Filed October 8, 2013
Form 10-Q for the Fiscal Quarter Ended October 26, 2013
Filed December 4, 2013
File No. 01-33360

Dear Mr. Thompson:

Thank you for your comments regarding the above-referenced filings.  We appreciate your assistance in ensuring our filings comply with the applicable disclosure requirements.  Set forth below are the Staff’s comments followed by our responses:

Comment:

Form 10-K for the Fiscal Year Ended July 27, 2013

Item 8. Financial Statements and Supplementary Data, page 20

Notes to Consolidated Financial Statements, page 25

Note 1 – Summary of Significant Accounting Policies, page 25

Investments, page 26

1.
We note your disclosure that investments in real estate partnerships are accounted for under the equity method and that you recognized income from partnerships in fiscal 2013.  It does not appear that you have recognized your share of income or losses from these investments in previous periods.  Please tell us whether you have been recognizing your share of earnings or losses in the periods for which they are reported by the partnerships rather than the period in which the partnerships declare a distribution and why your accounting complies with ASC 323-10-35-4.  Please also tell us your basis for recognizing distributions in excess of invested amounts as income citing the authoritative literature that supports your accounting treatment.  In doing so, please tell us your consideration of whether the distributions are refundable, your future obligations and commitments to the partnerships and if you are a general partner, any specific obligations or commitments as the general partner.

Response:

The Company has recognized its share of income and losses from these partnership investments under the equity method each year based on the amounts reported by the partnerships.  We have recognized income from these partnerships of $0.7 million, $0.6 million, and $0.6 million in fiscal 2013, 2012 and 2011, respectively.  As these amounts were immaterial, they are included as reductions of operating and administrative expense in the consolidated statements of operations.

In fiscal 2013, the Company received distributions from two partnerships in which the Company is a limited partner that exceeded the Company’s invested amounts.  As the Company is a limited partner in these two partnerships with no future obligations or commitments to refund these distributions, contribute additional capital or otherwise support the obligations of the partnerships, the Company recognized these distributions in excess of invested amounts as income.  The Company believed it was appropriate to record the gain as a separate line in non-operating income on the statement of operations given its significance and the infrequency of occurrence.  Gain recognition for cash distributions received in these circumstances is consistent with the guidance in FASB ASC 323-10-35-20 and AICPA TPA 2220.15 which requires an investor to discontinue application of the equity method of accounting when the investment is reduced to zero, unless the investor has guaranteed obligations of the investee or is otherwise committed to provide further support. This conclusion was also discussed and referenced by Robert B. Malhotra, Professional Accounting Fellow - U.S. Securities and Exchange Commission, in his remarks on December 8, 2008 before the 2008 AICPA National Conference on Current SEC and PCAOB Developments where he confirmed that the staff would not object to gain recognition in these circumstances.

Comment:

Note 5 – Income Taxes, page 30

2.
Reference is made to the discussion on page 32 regarding the New Jersey audits of your tax returns and the related assessments.  Please tell us your consideration of disclosing an estimate of the range of reasonably possible change in your unrecognized tax benefits or a statement that an estimate of the range cannot be made.  Refer to ASC 740-10-50-15d.3.  In addition, please tell us your consideration of expanding your critical accounting policy disclosure related to uncertain tax positions on page 15 to quantify the extent to which your estimate is sensitive to change.

Response:

Although we disclosed the nature and the status of the litigation with the State of New Jersey regarding nexus and the deductibility of certain payments between subsidiaries in our Form 10-K, we believed disclosing a range of the reasonably possible change in unrecognized tax benefits could damage our negotiating position with the taxing authority.  However, given the nature of the litigation, we believed it was appropriate to disclose that the ultimate resolution of these matters could have a material impact on our results of operations and cash flows.

We have noted the Staff’s comment and will expand our disclosure in future filings to specifically include a range of reasonably possible changes in unrecognized tax benefits in accordance with the guidance in ASC 740-10-50-15d.3 and we will quantify the extent to which our estimates of uncertain tax positions are sensitive to change in our related critical accounting policy disclosure.

As reported on pages 8-9 in the Form 10-Q for the fiscal quarter ended October 26, 2013, the Tax Court issued an opinion on this matter in favor of the New Jersey Division of Taxation on October 23, 2013 and the Company increased its accrued tax liability to reflect the estimated total tax due if the Company is unable to overturn the Court’s decision upon appeal. In future filings, the Company will disclose that it is reasonably possible that this matter will be resolved within the next twelve months and that ultimate resolution could result in a reduction in unrecognized tax benefits in a range from zero to the amount recorded as of period-end ($25.9 million as of October 26, 2013).

Comment:

Note 9 – Commitments and Contingencies, page 40

3.
Please tell us the estimated insurance recoveries recorded during the second quarter and the line item in the statements of operations in which the recoveries are classified.  Also, please disclose this information in future filings.  Please refer to ASC 225-30-50.  In addition, please tell us how you estimate the recoveries and the nature of any uncertainties associated with the recoveries.

Response:

Estimated insurance recoveries of $4.9 million were recorded in the second quarter of fiscal 2013, of which $2.6 million has been collected as of the date of this letter. Estimated insurance recoveries for perishable product disposed of are included in cost of sales and estimated insurance recoveries for labor, repair and other costs in connection with damage to property are included in operating and administrative expense.  Substantially all amounts recorded were for actual costs of product loss and actual labor and other expenses incurred. Of the $4.9 million recorded, a de minimus amount related to business interruption insurance recoveries.  As a result, we do not believe the disclosures outlined in ASC 225-30-50 relating to business interruption insurance recoveries are required due to their immateriality.

The Company included the following disclosure regarding uncertainties related to this matter in Form 10-Q for the fiscal quarter ended October 26, 2013, page 9:

“In October 2013, Wakefern, as the policy holder, filed suit against the carrier seeking payment of claims due for all Wakefern members.  Settlement discussions are currently ongoing.  Final resolution of our insurance claim related to the storm is expected in fiscal 2014, which could have a material impact on our results of operations.”

The Company will continue to provide updates in future filings related to the above uncertainty, which will include a statement that the suit against the carrier relates to different interpretations of policy terms.

Comment:

Item 9A.  Controls and Procedures, page 42

Management’s Report on Internal Control Over Financial Reporting, page 42

4.
On May 14, 2013, COSO issued its updated Internal Control – Integrated Framework (“Updated Framework”), which will supersede the 1992 Framework on December 15, 2014.  Since either framework is acceptable until December 14, 2014, we believe that you should disclose whether you applied the 1992 Framework or Updated Framework for your assessment under Item 308(a)(2) or Regulation S-X.  Please tell us the framework you applied and confirm to us that you will disclose whether you applied the 1992 Framework or Updated Framework in your next annual report.

Response:

The Company applied the 1992 Framework. In future filings the Company will indicate the Framework applied.

Comment:

Form 10-Q for the Fiscal Quarter Ended October 26, 2013

Item 4.  Control and Procedures, page 16

5.
Please note that Item 308(c) of Regulation S-K requires disclosure of any change in internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or reasonably likely to materially affect, your internal control over financial reporting.  Please revise your disclosure in future filings to comply with Item 308(c) of Regulation S-K.

Response:

We respectfully direct the Staff to the disclosure on page 16 of Form 10-Q for the Fiscal Quarter Ended October 26, 2013, paragraph 3:

“There have been no significant changes in internal controls over financial reporting during the first quarter of fiscal 2014.”

The Company acknowledges that:

a.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
b.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
c.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your insistence in ensuring the Company provides appropriate disclosure in its public filings.  Should you have any questions about the above responses, please feel free to contact the undersigned at (973) 467-2200.

/s/ Kevin Begley

Kevin Begley
Chief Financial Officer

KB/kd